November 8, 2019

Division of Corporation Finance

Office of Technology

Attn: Michael Foland, Kathleen Krebs,

Claire DeLabar and Christine Dietz

U.S. Securities & Exchange Commission

Washington, D.C. 20549

Re:	Taronis Fuels, Inc.
Registration Statement on Form 10-12G
Filed September 30, 2019
File No. 000-56101
Comment Letter dated October 25, 2019

Dear Staff,

Taronis Fuels, Inc. (the “Company”) has reviewed your October 25, 2019 comment letter to the Company’s Registration Statement on Form 10-12G and has the following replies:

Form 10-12G filed September 30, 2019

Questions and Answers About the Spin-Off, page 9

1.	Please add a Q&A to briefly describe the continuing business, operations and material assets and liabilities of Taronis Technologies after the spin-off.

Reply:	We have added an additional Q&A as requested. Please see Amendment No. 1 to Form 10-12G:

Taronis Technologies will continue to operate as a technology business focused on implementing and commercializing various water related technologies. Taronis Technologies will do this by focusing on its current three commercially viable operations. First, over the course of Taronis Technologies’ history, the company has successfully obtained and executed on two United States Department of Agriculture (“USDA”) grants which enabled Taronis Technologies to determine that use of the Venturi® units for sterilization of agricultural waste water (both in the hog industry and dairy farm industry) is commercially viable. In furtherance of this, Taronis Technologies is in the process of formalizing a joint venture with a large international hog producer, whereby the Taronis Technologies will assist with the sterilization of hog waste. Second, through Taronis Technologies’ extensive research and development activities the company determined it can completely eliminate pharmaceutical contaminants such as antibiotics, hormones and other soluble drugs suspended in contaminated water. In furtherance of this the company is working with one of the largest hospital groups in Spain to implement a hospital-by-hospital approach to medical waste water sterilization. Lastly, Taronis Technologies also owns a controlling interest in Water Pilot, LLC. The WATER PILOT® System immediately reduces water consumption and provides its users with live remote consumption monitoring for long term leak protection and water asset management. An integral, client-based alarm and notification system that reports to any mobile device. Water Pilot may be appropriate for a wide range of businesses or properties with a water meter. The Water Pilot has seen rapid commercialization in the last several months and Taronis Technologies believes it will be a meaningful source of revenue during 2020 and beyond. In addition to its business operations Taronis Technologies will continue to own assets, including, but not limited to, all of its intellectual property related to the use of the Venturi® units for the sterilization of water, generally, as well as those Venturi® units which have been designed specifically for water sterilization and the company’s interest in the Water Pilot patent portfolio. Other than an existing convertible debenture with a current balance of approximately $425,000, Taronis Technologies does not expect to have any material liabilities upon completion of the Spin-Off.

What is the Company?, page 10

2.	Briefly describe the business, operations and material assets and liabilities of Taronis Fuels and whether other material items will be contributed to or from Taronis Fuels in connection with the spin-off.

Reply:	We have added an expanded Q&A as requested. Please see Amendment No. 1 to Form 10-12G:

Taronis Fuels, Inc. is a Delaware corporation that was initially formed as a Delaware limited liability company called MagneGas Welding Supply, LLC on February 1, 2017. On April 9, 2019, the Company was converted to a Delaware corporation and the name of the Company was changed to Taronis Fuels, Inc. We are a holding company of various gas and welding supply companies, including MagneGas Welding Supply – Southeast, LLC, MagneGas Welding Supply – South, LLC, MagneGas Welding Supply – West, LLC, MagneGas Limited (United Kingdom) and MagneGas Ireland Limited (Republic of Ireland), that sells and distributes gas production Venturi® units, a full line of industrial gases and welding equipment and services to the retail and wholesale metalworking and manufacturing industries. In addition to a suite of industrial gases and welding supply equipment offerings, we also create, sell and distribute a synthetic gas called “MagneGas”, which is produced by our wholly owned subsidiary, MagneGas Production, LLC. The Company operates in Texas, California, Louisiana, Florida through 22 retail locations. The Company also has corporate headquarters in Arizona and recently launched commercial operations in Amsterdam, Netherlands. All material contributions of assets, liabilities and business operations attributable to the business of Taronis Fuels from Taronis Technologies will have been completed after the Spin-Off.

How will fractional shares be treated in the Spin-Off?, page 11

3.	It appears from Section 2.04(c) of the distribution agreement filed as Exhibit 2.1 that shareholders will receive cash for their fractional shares. Please revise to disclose this treatment of fractional shares.

Reply:	Exhibit 2.1 contained a Scribner’s error has been revised. We have amended Exhibit 2.1 and have included it with Amendment No. 1 to Form 10-12G. The distribution agent will not distribute any fractional shares of Taronis Fuels common stock in connection with the spin-off. When calculating the shares to distribute, all fractional shares will be deleted from the shareholders total issuance, creating a “round down” effect.

What are the U.S. federal income tax consequences of the distribution of our common stock to U.S. shareholders?, page 11

4.	Disclose that it is a condition to the spin-off that Taronis Technologies receives a tax opinion that the spin-off will qualify as a tax-free reorganization and distribution. Disclose whether this condition can be waived and, if so, how you will notify shareholders of the waiver of this condition.

Reply:	We have provided the clarifying disclosure. Please see Amendment No. 1 to Form 10-12G:

Taronis Technologies expects to obtain an opinion of counsel that the distribution of Taronis Fuels common stock to Taronis Technologies shareholders in the spin-off will qualify as a tax-free distribution for United States federal income tax purposes. Taronis Technologies will provide its U.S. shareholders with information to enable them to compute their tax basis in both Taronis Technologies and Taronis Fuels common stock, but such shareholders will not be parties to or be permitted to rely on the tax opinion. This information will be posted on Taronis Technologies’ website, www.taronistech.com, promptly following the distribution date. Certain U.S. federal income tax consequences of the spin-off are described in more detail under “The Spin-off–Material U.S. Federal Income Tax Consequences of the Spin-Off.” You should consult your own tax advisor as to the application of the tax basis allocation rules and the particular consequences of the spin-off to you, including the applicability and effect of any U.S. federal, state, local and foreign tax laws, which may result in the spin-off distribution being taxable to you in whole or in part. The spin-off is conditioned on Taronis Technologies’ receipt of an opinion from our special tax counsel to Taronis Technologies (or other nationally recognized tax counsel), in form and substance satisfactory to Taronis Technologies, that the distribution of Taronis Fuels common stock in the spin-off will qualify as tax-free to us, Taronis Technologies and Taronis Technologies shareholders for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) and related provisions of the Code. If, notwithstanding receipt of the opinion of counsel, the spin-off were determined not to qualify under Section 355 of the Code, each U.S. holder of Taronis Technologies common stock who receives our common stock in the spin-off would generally be treated as receiving a taxable distribution of property in an amount equal to the fair market value of our common stock received. The aforementioned condition may be waived by the Company and if it is so waived the Company will notify Taronis Technologies, Inc.’s shareholders via a disclosure either on a Current Report on Form 8-K or through a press release.

Will my Taronis Technologies common stock continue to trade on a stock market?, page 11

5.	Please discuss the likelihood that Taronis Technologies’ common stock will continue to trade on Nasdaq given the current market price and its operations and assets after the spinoff.

Reply:	We have provided the clarifying disclosure. Please see Amendment No. 1 to Form 10-12G:

Yes, Taronis Technologies common stock will continue to be listed on the Nasdaq Capital Market under the symbol “TRNX”, subject to Taronis Technologies’ continued compliance with the Nasdaq Listing Rules. The company is currently in compliance with the Nasdaq Listing Rules, is not subject to any delisting notice or proceeding and reasonably believes it will continue to meet the criteria necessary for listing on the Nasdaq Capital Market. Taronis Technologies has and will have active business operations and assets in the United States and abroad. Furthermore, the company will continue to generate revenues, meaningful cash flows and commercialize its highly scalable technology.

Will Taronis Fuels common stock trade on a stock market?, page 13

6.	Please discuss the likelihood that Taronis Fuels will meet the requirements for listing on the NYSE American exchange.

Reply:	We have provided the clarifying disclosure. Please see Amendment No. 1 to Form 10-12G:

Taronis Fuels reasonably believes that it will meet the requirements for listing on the NYSE American. We have met with the NYSE Listing team to discuss their listing requirements and the status of the Company’s ability to meet those requirements. Our dialogue with the NYSE has been favorably received. Based on our discussions with the NYSE, other than our share price (the Company is not yet trading), we believe that upon application for listing on the NYSE American we will meet all of the NYSE’s listing requirements.

Risk Factors

Several members of our board of directors and management may have actual or potential conflicts of interest..., page 19

7.	Identify the members of your board and management who will continue to hold positions at Taronis Technologies. Discuss whether your management or the board has implemented any structural protections intended to minimize or protect against conflicts of interest that may arise between the company and Taronis Technologies. For example, disclose whether directors who owe fiduciary duties to both the company and Taronis Technologies will participate in decisions about arrangements between the two companies, and address their obligations to present certain opportunities to each company.

Reply:	We have provided the clarifying disclosure. Please see Amendment No. 1 to Form 10-12G:

The following individuals will continue to hold positions with Taronis Technologies. At the management level: (1) Scott Mahoney, as Chief Executive Officer, President and Director, (2) Tyler B. Wilson, as Chief Financial Officer, Secretary and General Counsel, and (3) Eric Newell as Treasurer. At the board level: (1) Robert Dingess, (2) William Staunton and (3) Kevin Pollack.

Taronis Technologies and the Company have taken initial steps to eliminate the risk of conflict of interests given the dual roles held by certain of its officers and directors. First, it is important to note that the companies have unrelated business models and objectives. Taronis Fuels is and will be focused on the sale of MagneGas®, specialty gases and welding supplies. Taronis Technologies is and will focus on the continued growth and commercialization of its water related technologies, including the Water Pilot®. After the expiration of the Transition Services Agreement, which will govern the roles and responsibilities of the management team (and other employees) for a term of 13 months from its execution date, the only business connection between the two entities will be an Intellectual Property License Agreement, which has been in place for several months. The boards of both companies will owe fiduciary duties to their respective shareholder bases, but neither anticipate there being ongoing business activities between the two businesses. There will be no overlap in corporate governance or oversight on a business specific basis. Matters governed by the board of Taronis Fuels will be specific to Taronis Fuels, and vice versa. The Company understands that it is the intention of Taronis Technologies to look for additional complementary members of its board and management team which will further eliminate the potential for conflicts. Notwithstanding the foregoing, until the board of Taronis Technologies identifies suitable additions to its board and management team, the board has determined it is in the best interest of Taronis Technologies and its shareholders to maintain its current management and board during the separation and distribution.

We believe we will be considered a “smaller reporting company” and will be exempt from certain disclosure requirements..., page 27

8.	Please update your disclosure to reflect the current thresholds for meeting the definition of “smaller reporting company” under Rule 12b-2. Also update your disclosure about emerging growth company status on page 6 to reflect the current revenue threshold of $1.07 billion.

Reply No. 1:	We have provided the clarifying disclosure. Please see Page 27 to Amendment No. 1 to Form 10-12G:

Rule 12b-2 of the Exchange Act a “smaller reporting company” means an issuer that is not an investment company, an asset-backed issuer, or a majority-owned subsidiary of a parent that is not a smaller reporting company and that:

a)	Had a public float of less than $250 million; or
b)	Had annual revenues of less than $100 million and either:

a.	No public float; or
b.	A public float of less than $700 million.

Whether an issuer is a smaller reporting company is determined on an annual basis.

Reply No. 2:	We have provided the clarifying disclosure. Please see Page 6 to Amendment No. 1 to Form 10-12G:

The term “emerging growth company” means an issuer that had total annual gross revenues of less than $1,070,000,000 during its most recently completed fiscal year. An issuer that is an emerging growth company as of the first day of that fiscal year shall continue to be deemed an emerging growth company until the earliest of: (a) The last day of the fiscal year of the issuer during which it had total annual gross revenues of $1,070,000,000 or more; (b) The last day of the fiscal year of the issuer following the fifth anniversary of the date of the first sale of common equity securities of the issuer pursuant to an effective registration statement under the Securities Act of 1933; (c) The date on which such issuer has, during the previous three year period, issued more than $1,000,000,000 in non-convertible debt; or (d) The date on which such issuer is deemed to be a large accelerated filer.

Reasons for the Spin-Off, page 30

9.	Please expand your discussion of the reasons for the spin-off to address how the factors you list apply specifically to each of the companies. In your discussion, also address the board’s considerations of the following:

● Why the board determined at this time to spin off the operations that have generated substantially all recent historical revenues;

● The operations and financial condition of each of the companies, comparing and contrasting their operations before and after the spin-off;

● Why the two companies will have the same management, and how conflicts of interest will be resolved;

● The likelihood that the stock of Taronis Technologies will meet the continued listing requirements of the Nasdaq Capital Market following the spin-off, discussing the specific requirements;

● The likelihood that the common stock of Taronis Fuels would meet the listing requirements of the NYSE American exchange, discussing the specific requirements; and

● Whether the board considered any other strategic alternatives.

Reply:	We have provided the clarifying disclosure as outlined above. Please see Amendment No. 1 to Form 10-12G:

Investor Perspectives. Improving the market’s understanding of the unique industry-leading business and financial characteristics of both Taronis Technologies and Taronis Fuels and facilitating independent valuation assessments for each company, which is expected to provide investors with a more targeted investment opportunity. Both companies are in completely different life cycles and the Board determined that it was a disservice to shareholders to force two very different business (and business models to share one financial profile; doing so impairs shareholders’ ability to accurately gauge the two businesses. Furthermore, the nature of the dividend will allow the shareholders of both companies to participate in the ongoing success of two companies rather than one, thereby potentially unlocking greater value. Taronis Technologies is currently in compliance with the listing requirements of the Nasdaq Capital Market and is not the subject of any delisting notice or procedure. Additionally, given its rapidly scaling business model, Taronis Technologies reasonably believes it will continue to comply with Nasdaq’s listing requirements for the foreseeable future. Lastly, the Company plans to make an application for trading on the OTCQB and thereafter submit an application for listing on the NYSE American exchange Taronis Fuels reasonably believes that it will meet the requirements for listing on the NYSE American. Management has met with the NYSE Listing team to discuss their listing requirements and the status of the Company’s ability to meet those requirements. The dialogue with the NYSE has been favorably received. Based on management’s discussions with the NYSE, other than our share price (the Company is not yet trading), we believe that upon application for listing on the NYSE American we will meet all of the NYSE’s listing requirements. The Board believes that investors will be well served by this process.

Strategic Focus. Enhancing the flexibility of the management team of each company to implement its distinct corporate strategy and make business and operational decisions that are in the best interests of its independent business and shareholders and to allocate capital and corporate resources in a manner that focuses on achieving its own strategic priorities independent of varying business cycles. Additionally, the Board determined that although Taronis Fuels has generated a good portion of the combined business’s overall revenues, it has had to source significant amounts of cash to grow – this has constrained Taronis Technologies from allocating capital to grow and commercialize its water technology portfolio, which our board believes has significant value, scalability and upside for our shareholders. It’s worth noting that the Board reviewed a number of other strategic opportunities, but a spin-off was the only option that provided its shareholders with potential upside in two business, without denying future value.

Management & Employee Incentives. For the immediate future the Board determined that the its current CEO, CFO and other officers were best suited and the most knowledgeable about both business such that they should serve in dual roles. Failure in organizational management and leadership would only be a disservice to shareholders. The Board anticipates that it will expand its management team and add other members who can help drive value to its shareholders. The Board believes that due to the fact the two companies will operate in very different industries with no need to contract with each other, the opportunities for conflicts of interest are limited at best and both companies have strict policies in place regarding conflicts and the remediation thereof. Additionally, separating the two businesses will incentivize management performance through equity-based compensation that is aligned with the performance of its own operations and designed to attract and retain key employees.

Access to Capital, Operations and Financial Conditions. Removing the competition for capital between the businesses. Instead, both companies will have direct access to the debt and equity capital markets to fund their respective growth strategies and to establish an appropriate capital structure for their business needs. Furthermore, each business has different capital needs and varying capacities for raising capital given their business model. Taronis Fuels is tracking to be self-sufficient as an asset driven industrial focused business and may move toward a debt-centric capital raising focus to enhance growth initiatives. Whereas Taronis Technologies is primarily technology driven with a rapid scaling business in the water decontamination and sterilization industry with a penchant for joint venture related financing objectives coupled with the Water Pilot® which is anticipated to be cash flow positive during 2020.

Flexibility. Providing each independent company increased strategic and financial flexibility to pursue acquisitions, unencumbered by considerations of the potential impact on the business of the other company.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 44

10.	You reference expected future dividends here and state in the Q&A on page 12 that it is a possibility that Taronis Fuels may pay cash dividends. Please reconcile this disclosure with your disclosure in the risk factor on page 28 and dividend policy on page 38 that you do not expect to pay cash dividends on your common stock in the foreseeable future.

Reply:	We have provided the clarifying disclosure. Please see Amendment No. 1 to Form 10-12G:

We have not paid any cash dividends on our common stock and do not currently anticipate paying cash dividends in the foreseeable future. We have added corrective language to the Liquidity and Capital Resources section of Management’s Discussion and Analysis of Financial Condition and Results of Operation, as well as to the Q&A on page 12.

Description of Capital Stock, page 67

11.	We note that Article VII of your Articles of Incorporation includes an exclusive forum provision listing the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain litigation, including any “derivative action.” Please describe this provision here and include a risk factor addressing the risks to investors posed by the exclusive forum provision. In your disclosure, please also discuss whether the provision applies to actions arising under the Securities Act or Exchange Act. Please also disclose that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Reply No. 1:	We have added the requested disclosure. Please see Page 70 to Amendment No. 1 to Form 10-12G:

Forum Provisions

Our Certificate of Incorporation includes an exclusive forum provision that states in pertinent part that unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (A) any derivative action or proceeding brought on behalf of the Company; (B) any action asserting a breach of a fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company’s stockholders; (C) any action asserting a claim against the Company or any director or officer or other employee of the Company arising pursuant to any provision of the DGCL, the Company’s Amended and Restated Certificate of Incorporation or the Bylaws of the Company; (D) any action or proceeding to interpret, apply, enforce or determine the validity of the Company’s Amended and Restated Certificate of Incorporation or the Bylaws of the Company (including any right, obligation, or remedy thereunder); (E) any action or proceeding as to which the DGCL confers jurisdiction to the Court of Chancery of the State of Delaware; or (F) any action asserting a claim against the Company or any director or officer or other employee of the Company that is governed by the internal affairs doctrine, in all cases to the fullest extent permitted by law and subject to the court’s having personal jurisdiction over the indispensable parties named as defendants. However, such provision shall not apply to suits brought to enforce a duty or liability created by the Securities Exchange Act of 1934, as amended, or any other claim for which the federal courts have exclusive jurisdiction.

Additionally, unless the Company consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, subject to and contingent upon a final adjudication in the State of Delaware of the enforceability of such exclusive forum provision.

Reply No. 2:	We have added the requested risk factor. Please see Page 28 to Amendment No. 1 to Form 10-12G:

Provisions of our certificate of incorporation may prevent shareholder derivative actions or any other actions brought against the officers or directors of the Company from being brought in any court except the Court of Chancery of the State of Delaware.

Our Certificate of Incorporation includes an exclusive forum provision that states in pertinent part that unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for the following types of actions or proceedings under Delaware statutory or common law, including, any derivative action or proceeding brought on behalf of the Company, actions asserting breaches of fiduciary duties, and actions related to the Company’s certificate of incorporation, bylaws, the Delaware General Corporation Law and so forth. Additionally, unless the Company otherwise consents, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, subject to and contingent upon a final adjudication in the State of Delaware of the enforceability of such exclusive forum provision. These provisions limit the ability of the Company’s shareholders to bring actions in any court other than the Court of Chancery (or federal court), which ultimately may disadvantage the Company’s shareholders or be cost prohibitive. Notwithstanding the foregoing, there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Financial Statements

Note 2 - Going Concern and Managements’ Plan, page F-7

12.	You disclose that you do not believe you will continue incurring operating losses for the foreseeable future and that you will be cash flow positive before year end. However, your disclosures on pages 19 and 40 indicate that you anticipate that you will continue to report losses and negative cash flow. Please revise to be consistent regarding your historical cash flows and expectations for future periods.

Reply:	We have updated the disclosure. Please see page F-7 to Amendment No. 1 to Form 10-12G:

Historically, the Company financed its operations through equity and debt financing transactions but reasonably believes it will not need to do so in the immediate future. In the event the Company continues incurring operating losses, the Company may be required to raise additional capital within the next year to continue funding operations at the current cash expenditure levels.

Note 4 – Acquisitions, page F-14

13.	We note that there were several acquisitions during 2018 and interim 2019 that were allocated to Taronis Fuels. Please tell us how you considered Rule 8-04 of Regulations SX in evaluating the significance of these acquisitions and whether you are required to include audited financial statements and pro forma information. As part of your response, provide us with the results of your significance tests.

Reply:

The Company’s main growth strategy is to acquire small unrelated ended to expand its distribution markets. In light of the foregoing, each time Taronis Technologies reviewed a potential acquisition it: (1) conducted the “Significance” – “Related Business” test set forth in FRM 2015.12 and reviewed whether the businesses were related on the basis that (a) they are under common control or management, or (b) their acquisitions are depend on each other or a single common event or condition, and (2) then conducted an analysis to ensure compliance with Rule 8-04 of Regulation SX. In each case, none of the transactions triggered “significance” under FRM 2015.12 and the Company was not required to furnish financial statements or pro forma information due to compliance with Rule 8-04(c). We are providing the following significance tests:

Significance Tests - Acquisitions

GGNG ENTERPRISES – JAN 19, 2018

PURCHASE PRICE - $893,719

Significant Subsidiary Test & Periods to be Presented

Investment in Target Corp (includes probability of contingent consideration)	$893,719

Issuer Assets	$11,652,110

Total Assets of Target	$465,000

Total Loss of Target (expressed in absolute dollars)	$50,000

Total Loss of Issuer (expressed in absolute dollars)	$11,024,388

Condition 1 (Investment to Issuer Assets)	8%

Condition 2 (Assets of Target to Issuer Assets)	4%

Condition 3 (Target’s Income from Continuing Operations to Income of Issuer)	0%

Legend:
This analysis was prepared using Regulation S-X, Reg Sect 210.1-02(w), definition of a significant subsidiary, subsections (1), (2) and (3)

Preliminary Conclusion:

(i) If none of the conditions exceeds 20%, no financial statements are required
(ii) If any of the conditions exceeds 20%, but not more than 40%, financial statements are required for the most recent fiscal year and any interim periods
(iii) If any of the conditions exceeds 40%, but none exceed 50%, will need financial statements for the most recent two years and any interim periods
(iv) If any of the conditions exceeds 50%, the full financial statements specified in 210.3-01 and 210.3-02 shall be furnished. However, financial statements for the earliest of the three years may be omitted if the issuer is a Smaller Reporting Company.

Purchase Price:
DEPOSITS AS OF 12-31-17	$350,000
CASH DUE AT CLOSING	$395,000
A/P ASSUMED	$148,719
$893,719

GREEN ARC WELDING SUPPLY – FEBRUARY 16, 2018

PURCHASE PRICE - $2,154,009

Significant Subsidiary Test & Periods to be Presented

Investment in Target Corp (includes probability of contingent consideration)	$2,154,009

Issuer Assets	$11,652,110

Total Assets of Target	$2,207,664

Total Loss of Target (expressed in absolute dollars)	$300,000

Total Loss of Issuer (expressed in absolute dollars)	$11,024,388

Condition 1 (Investment to Issuer Assets)	18%

Condition 2 (Assets of Target to Issuer Assets)	19%

Condition 3 (Target’s Income from Continuing Operations to Income of Issuer)	3%

Legend:
This analysis was prepared using Regulation S-X, Reg Sect 210.1-02(w), definition of a significant subsidiary, subsections (1), (2) and (3)

Preliminary Conclusion:

(i) If none of the conditions exceeds 20%, no financial statements are required
(ii) If any of the conditions exceeds 20%, but not more than 40%, financial statements are required for the most recent fiscal year and any interim periods
(iii) If any of the conditions exceeds 40%, but none exceed 50%, will need financial statements for the most recent two years and any interim periods
(iv) If any of the conditions exceeds 50%, the full financial statements specified in 210.3-01 and 210.3-02 shall be furnished. However, financial statements for the earliest of the three years may be omitted if the issuer is a Smaller Reporting Company.

Purchase Price:
CASH AT CLOSING	$1,000,000
STOCK PAID AT CLOSING	$1,000,000
A/P ASSUMED	$154,009
$2,154,009

TRICO WELDING SUPPLIES - APRIL 3, 2018

PURCHASE PRICE - $2,000,000

Significant Subsidiary Test & Periods to be Presented

Investment in Target Corp (includes probability of contingent consideration)	$2,000,000

Issuer Assets	$11,652,110

Total Assets of Target	$1,780,000

Total Loss of Target (expressed in absolute dollars)	$41,000

Total Loss of Issuer (expressed in absolute dollars)	$11,024,388

Condition 1 (Investment to Issuer Assets)	17%

Condition 2 (Assets of Target to Issuer Assets)	15%

Condition 3 (Target’s Income from Continuing Operations to Income of Issuer)	0.4%

Legend:
This analysis was prepared using Regulation S-X, Reg Sect 210.1-02(w), definition of a significant subsidiary, subsections (1), (2) and (3)

Preliminary Conclusion:

(i) If none of the conditions exceeds 20%, no financial statements are required
(ii) If any of the conditions exceeds 20%, but not more than 40%, financial statements are required for the most recent fiscal year and any interim periods
(iii) If any of the conditions exceeds 40%, but none exceed 50%, will need financial statements for the most recent two years and any interim periods
(iv) If any of the conditions exceeds 50%, the full financial statements specified in 210.3-01 and 210.3-02 shall be furnished. However, financial statements for the earliest of the three years may be omitted if the issuer is a Smaller Reporting Company.

Purchase Price:
CASH AT CLOSING	$1,000,000
STOCK PAID AT CLOSING	$1,000,000
$2,000,000

PARIS OXYGEN – OCTOBER 17, 2018

PURCHASE PRICE - $1,300,000

Significant Subsidiary Test & Periods to be Presented

Investment in Target Corp (includes probability of contingent consideration)	$1,300,000

Issuer Assets	$11,652,110

Total Assets of Target	$444,967

Total Loss of Target (expressed in absolute dollars)	$32,574

Total Loss of Issuer (expressed in absolute dollars)	$11,024,388

Condition 1 (Investment to Issuer Assets)	11%

Condition 2 (Assets of Target to Issuer Assets)	4%

Condition 3 (Target’s Income from Continuing Operations to Income of Issuer)	0%

Legend:
This analysis was prepared using Regulation S-X, Reg Sect 210.1-02(w), definition of a significant subsidiary, subsections (1), (2) and (3)

Preliminary Conclusion:

(i) If none of the conditions exceeds 20%, no financial statements are required
(ii) If any of the conditions exceeds 20%, but not more than 40%, financial statements are required for the most recent fiscal year and any interim periods
(iii) If any of the conditions exceeds 40%, but none exceed 50%, will need financial statements for the most recent two years and any interim periods
(iv) If any of the conditions exceeds 50%, the full financial statements specified in 210.3-01 and 210.3-02 shall be furnished. However, financial statements for the earliest of the three years may be omitted if the issuer is a Smaller Reporting Company.

Purchase Price:
CASH AT CLOSING	$1,250,000
STOCK PAID AT CLOSING	$0
A/P ASSUMED	$50,000
$1,300,000

LATEX WELDING SUPPLY – OCTOBER 22, 2018

PURCHASE PRICE – $1,515,000

Significant Subsidiary Test & Periods to be Presented

Investment in Target Corp (includes probability of contingent consideration)	$1,515,000

Issuer Assets	$11,652,110

Total Assets of Target	$215,369

Total Loss of Target (expressed in absolute dollars)	$51,581

Total Loss of Issuer (expressed in absolute dollars)	$11,024,388

Condition 1 (Investment to Issuer Assets)	13%

Condition 2 (Assets of Target to Issuer Assets)	2%

Condition 3 (Target’s Income from Continuing Operations to Income of Issuer)	0%

Legend:
This analysis was prepared using Regulation S-X, Reg Sect 210.1-02(w), definition of a significant subsidiary, subsections (1), (2) and (3)

Preliminary Conclusion:

(i) If none of the conditions exceeds 20%, no financial statements are required
(ii) If any of the conditions exceeds 20%, but not more than 40%, financial statements are required for the most recent fiscal year and any interim periods
(iii) If any of the conditions exceeds 40%, but none exceed 50%, will need financial statements for the most recent two years and any interim periods
(iv) If any of the conditions exceeds 50%, the full financial statements specified in 210.3-01 and 210.3-02 shall be furnished. However, financial statements for the earliest of the three years may be omitted if the issuer is a Smaller Reporting Company.

Purchase Price:
CASH AT CLOSING	$1,500,000
STOCK PAID AT CLOSING	$0
A/P ASSUMED	$15,000
$1,515,000

UNITED WELDING SPECIALTIES – OCTOBER 26, 2018

PURCHASE PRICE - $815,000

Significant Subsidiary Test & Periods to be Presented

Investment in Target Corp (includes probability of contingent consideration)	$815,000

Issuer Assets	$11,652,110

Total Assets of Target	$271,425

Total Loss of Target (expressed in absolute dollars)	$58,008

Total Loss of Issuer (expressed in absolute dollars)	$11,024,388

Condition 1 (Investment to Issuer Assets)	7%

Condition 2 (Assets of Target to Issuer Assets)	2%

Condition 3 (Target’s Income from Continuing Operations to Income of Issuer)	1%

Legend:
This analysis was prepared using Regulation S-X, Reg Sect 210.1-02(w), definition of a significant subsidiary, subsections (1), (2) and (3)

Preliminary Conclusion:

(i) If none of the conditions exceeds 20%, no financial statements are required
(ii) If any of the conditions exceeds 20%, but not more than 40%, financial statements are required for the most recent fiscal year and any interim periods
(iii) If any of the conditions exceeds 40%, but none exceed 50%, will need financial statements for the most recent two years and any interim periods
(iv) If any of the conditions exceeds 50%, the full financial statements specified in 210.3-01 and 210.3-02 shall be furnished. However, financial statements for the earliest of the three years may be omitted if the issuer is a Smaller Reporting Company.

Purchase Price:
CASH AT CLOSING	$750,000
STOCK PAID AT CLOSING	$0
A/P ASSUMED	$65,000
$815,000

TYLER WELDERS SUPPLY – JANUARY 16, 2019

PURCHASE PRICE - $3,152,578

Significant Subsidiary Test & Periods to be Presented

Investment in Target Corp (includes probability of contingent consideration)	$3,152,578

Issuer Assets	$27,585,922

Total Assets of Target	$1,369,905

Total Loss of Target (expressed in absolute dollars)	$(100,000)

Total Loss of Issuer (expressed in absolute dollars)	$15,036,843

Condition 1 (Investment to Issuer Assets)	11%

Condition 2 (Assets of Target to Issuer Assets)	5%

Condition 3 (Target’s Income from Continuing Operations to Income of Issuer)	0%

Legend:
This analysis was prepared using Regulation S-X, Reg Sect 210.1-02(w), definition of a significant subsidiary, subsections (1), (2) and (3)

Preliminary Conclusion:

(i) If none of the conditions exceeds 20%, no financial statements are required
(ii) If any of the conditions exceeds 20%, but not more than 40%, financial statements are required for the most recent fiscal year and any interim periods
(iii) If any of the conditions exceeds 40%, but none exceed 50%, will need financial statements for the most recent two years and any interim periods
(iv) If any of the conditions exceeds 50%, the full financial statements specified in 210.3-01 and 210.3-02 shall be furnished. However, financial statements for the earliest of the three years may be omitted if the issuer is a Smaller Reporting Company.

Purchase Price:
CASH AT CLOSING	$2,500,000
STOCK PAID AT CLOSING	$0
A/P ASSUMED	$652,578
$3,152,578

CYLINDER SOLUTIONS – FEBRUARY 15, 2019

PURCHASE PRICE - $1,540,911

Significant Subsidiary Test & Periods to be Presented

Investment in Target Corp (includes probability of contingent consideration)	$1,540,911

Issuer Assets	$27,585,922

Total Assets of Target	$375,915

Total Loss of Target (expressed in absolute dollars)	$125,000

Total Loss of Issuer (expressed in absolute dollars)	$15,036,843

Condition 1 (Investment to Issuer Assets)	6%

Condition 2 (Assets of Target to Issuer Assets)	1%

Condition 3 (Target’s Income from Continuing Operations to Income of Issuer)	1%

Legend:
This analysis was prepared using Regulation S-X, Reg Sect 210.1-02(w), definition of a significant subsidiary, subsections (1), (2) and (3)

Preliminary Conclusion:

(i) If none of the conditions exceeds 20%, no financial statements are required
(ii) If any of the conditions exceeds 20%, but not more than 40%, financial statements are required for the most recent fiscal year and any interim periods
(iii) If any of the conditions exceeds 40%, but none exceed 50%, will need financial statements for the most recent two years and any interim periods
(iv) If any of the conditions exceeds 50%, the full financial statements specified in 210.3-01 and 210.3-02 shall be furnished. However, financial statements for the earliest of the three years may be omitted if the issuer is a Smaller Reporting Company.

Purchase Price:
CASH AT CLOSING	$1,500,000
STOCK PAID AT CLOSING	$0
A/P ASSUMED	$40,911
$1,540,911

COMPLETE CUTTING AND WELDING – FEBRUARY 22, 2019

PURCHASE PRICE - $2,816,333

Significant Subsidiary Test & Periods to be Presented

Investment in Target Corp (includes probability of contingent consideration)	$2,816,333

Issuer Assets	$27,585,922

Total Assets of Target	$833,360

Total Loss of Target (expressed in absolute dollars)	$500,000

Total Loss of Issuer (expressed in absolute dollars)	$15,036,843

Condition 1 (Investment to Issuer Assets)	10%

Condition 2 (Assets of Target to Issuer Assets)	3%

Condition 3 (Target’s Income from Continuing Operations to Income of Issuer)	3%

Legend:
This analysis was prepared using Regulation S-X, Reg Sect 210.1-02(w), definition of a significant subsidiary, subsections (1), (2) and (3)

Preliminary Conclusion:

(i) If none of the conditions exceeds 20%, no financial statements are required
(ii) If any of the conditions exceeds 20%, but not more than 40%, financial statements are required for the most recent fiscal year and any interim periods
(iii) If any of the conditions exceeds 40%, but none exceed 50%, will need financial statements for the most recent two years and any interim periods
(iv) If any of the conditions exceeds 50%, the full financial statements specified in 210.3-01 and 210.3-02 shall be furnished. However, financial statements for the earliest of the three years may be omitted if the issuer is a Smaller Reporting Company.

Purchase Price:
CASH AT CLOSING	$2,500,000
STOCK PAID AT CLOSING	$0
A/P ASSUMED	$316,333
$2,816,333

General

14.	We note the press releases by Taronis Technologies dated July 22, 2019 and October 15, 2019 regarding a $165 million contract with a Turkish gas consortium to purchase 30, 300 KW Venturi plasma arc gasification units from Taronis Fuels. This appears to be a material contract. Therefore, please file the contract as an exhibit and provide disclosure of its material terms in the Form 10.

Reply:	We have included the Gasifier Purchase Contract as Exhibit 10.13 to Amendment No. 1 to Form 10-12G and have included the following description under the Summary section on Page 3:

First Material Purchase Contract

On July 17, 2019, the Company entered into a Gasifier Purchase Agreement with TA Group, a company organized under the laws of the Republic of Turkey (the “Purchase Agreement”). Under the terms of the Purchase Agreement, the TA Group, which is made up of a consortium of industrial gas producers in the Republic of Turkey, agreed to purchase up to thirty (30) of the Company’s 300kw Venturi® units (“Units”) for the purpose of creating and selling MagneGas in the Republic of Turkey. The purchase price for the Units is $3,750,000 per Unit and includes a ten (10) year service contract valued at an additional $1,750,000 per Unit and a three percent (3%) gross royalty on all gas produced per Unit. The total value of the Purchase Agreement is approximately $165,000,000 (excluding royalty payments). The Purchase Agreement includes the requirement for an initial order of fifteen (15) Units for a total initial payment of $56,250,000 and a purchase option for an additional fifteen (15) Units at the same price. The Purchase Agreement includes a purchase schedule and details regarding the build out, transportation and service of the Units as well as other standard terms typical in purchase and sale agreements. A condition of the Purchase Agreement was that governmental approval be received for the production and sale of MagneGas in the Republic of Turkey – this condition has been satisfied.

Sincerely,

/s/ Tyler B. Wilson
Tyler B. Wilson, Esq.
Chief Financial Officer &
General Counsel